UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to Be Included in Statements Filed Pursuant to Rules 13d-1(b)(c), and (d) and

Any Amendments Thereto Filed Pursuant to Rule 13d-2

Euronet Worldwide, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

298736 10 9 (CUSIP Number)

April 4, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 298736 10 9	13G	PAGE 2 OF 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

The Fred Kunik Family Trust Tax I.D. No.: 351-34-6240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Fred Kunik Family Trust is a California Trust.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

2,063,645 (includes 138,191 shares being held in escrow to secure certain obligations of the Kunik Trust under the Purchase Agreement, both defined in Item 4(a) of this Schedule 13G, and 36,842 shares issuable within 60 days hereof upon the exercise of certain stock appreciation rights discussed in Item 4(a) below.)

6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

2,063,645 (includes 138,191 shares being held in escrow to secure certain obligations of the Kunik Trust under the Purchase Agreement and 36,842 shares issuable within 60 days hereof upon the exercise of certain stock appreciation rights.)

8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,063,645 (includes 138,191 shares being held in escrow to secure certain obligations of the Kunik Trust under the Purchase Agreement and 36,842 shares issuable within 60 days hereof upon the exercise of certain stock appreciation rights.)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)

*5.5%
12	TYPE OF REPORTING PERSON*

00 – Trust
*	Percentage calculated on the basis of 37,733,605 shares of common stock issued and outstanding on February 23, 2007, as set forth in Euronet Worldwide Inc.’s Form 10-K filed on February 28, 2007, for the period ending December 31, 2006 plus 36,842 shares that can be acquired by the Kunik Trust within 60 days upon the exercise of certain stock appreciation rights.

2

Item 1.	(a)	Name of Issuer:

Euronet Worldwide, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4601 College Boulevard, Suite 300 Leawood, Kansas 66211

Item 2.	(a)	Name of Person Filing:

The Fred Kunik Family Trust

	(b)	Address of Principal Business Office or, if none, Residence:

1108 E. 17th Street Santa Ana, CA 92701

	(c)	Citizenship:

California, USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

29736 10 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

2,063,645 shares of the Issuer’s common stock (“Common Stock”) (includes 138,191 shares being held in escrow to secure certain obligations of the Fred Kunik Family Trust, the “Kunik Trust” pursuant to that certain Stock Purchase Agreement, as amended, dated November 21, 2006, by and among Euronet Payments & Remittance, Inc., Euronet Worldwide, Inc. and the Fred Kunik Family Trust and Irving Barr Living Trust (the “Purchase Agreement”). Also includes 36,842 shares issuable within 60 days hereof upon the exercise of certain stock appreciation rights exercisable pursuant to the Purchase Agreement and that certain Stock Appreciation Rights Agreement, dated April 4, 2007, by and between Euronet Worldwide Inc. and the Kunik Trust (the “Kunik SAR Agreement”). Pursuant to the Kunik SAR Agreement, the Kunik Trust was granted 1,842,549 stock appreciation rights (“SARs”) and shall be entitled to receive, for each SAR granted and subsequently exercised, an amount payable in Common Stock equal to the excess of the “Fair Market Value,” as defined in the Kunik SAR Agreement, per share of the Common Stock on the date of exercise, over $27.136333, which was the “Fair Market Value” per share of Common Stock on the second day of trading immediately prior to the date of grant. As of the close of the NASDAQ market on June 15, 2007, each SAR could be exercised for approximately 0.553667 shares of Common Stock. The Kunik SAR Agreement is attached hereto as Exhibit A.)

	(b)	Percent of Class:

5.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

2,063,645

		(ii)	Shared power to vote or to direct the vote

0

		(iii)	Sole power to dispose or to direct the disposition of

2,063,645

		(iv)	Shared power to dispose or to direct the disposition of

0

Instruction: For computations regarding securities which represent a right to acquire an underlying security, See Rule 13d-3(d)(l).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2007
Date

/s/ FRED KUNIK
Signature

Fred Kunik, Trustee of the Fred Kunik Family Trust
Name/Title

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Exhibit A

STOCK APPRECIATION RIGHTS AGREEMENT

THE STOCK APPRECIATION RIGHTS EVIDENCED BY THIS STOCK APPRECIATION RIGHTS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS

STOCK APPRECIATION RIGHTS AGREEMENT

THIS STOCK APPRECIATION RIGHTS AGREEMENT (the “Agreement”) is dated as of the 4th day of April, 2007 by and between Euronet Worldwide, Inc. (the “Company”) and the Fred Kunik Family Trust, a California trust (the “Holder”). (The Company and Holder are sometimes individually referred to as a “Party” and collectively as the “Parties”).

WHEREAS, the Company and the Holder are parties to that certain Stock Purchase Agreement dated November 21, 2006 (“Stock Purchase Agreement”), pursuant to which the Company agreed that it would grant to Holder certain stock appreciation rights with respect to certain shares of the Company’s common stock, par value $0.02 per share (the “Common Stock”) whereby Holder would have the right to participate in any increase in the value of such shares of Common Stock (individually as to an increase in value for each such share of Common Stock, an “SAR” and collectively “SARs”): and

WHEREAS, the Parties desire to enter into this Agreement to set forth the terms and conditions of the SARs.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and in the Stock Purchase Agreement, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1. Grant of SARs. Subject to and upon the terms and conditions set forth in this Agreement, the Company hereby grants to Holder One (1) SAR per share with respect to One Million Eight Hundred Forty Two Thousand Five Hundred Forty Nine (1,842,549) shares of Common Stock (“Initial Shares”) issued to Holder under the Stock Purchase Agreement on the date hereof. Each SAR represents the right to participate in an increase in the value of one (1) share of Common Stock. The Holder shall be entitled to receive, for each SAR granted hereunder and subsequently exercised, an amount payable in Common Stock equal to the excess of the “Fair Market Value”, as hereinafter defined, per share of the Common Stock on the date of exercise over $27.136333, which is the “Fair Market Value” per share of Common Stock on the second trading day immediately prior to the date hereof (“Initial Fair Market Value”); and provided that in no event shall the number of shares of Common Stock issuable hereunder (together with all shares of Common Stock issued pursuant the Stock Purchase Agreement, the other SARs granted pursuant to the Stock Purchase Agreement and the Contingent Value Rights granted pursuant to the Stock Purchase Agreement) exceed Seven Million Four Hundred Twenty Thousand Nine Hundred Ninety (7,420,990) shares of Common Stock (“Nasdaq Cap”), subject to adjustment as provided herein. Each unexercised SAR granted under this Agreement shall lapse immediately upon such issuance of a number of such shares of Common Stock equal to the Nasdaq Cap, and no additional SARs shall be granted under this Agreement on or after such time. For purposes of determining the number of shares of Common Stock issuable upon exercise of SARs, the value of the shares of Common Stock to be issued shall be their “Fair Market Value” on the date of exercise of the respective SARs. The Holder will be entitled to cash in lieu of fractional shares of Common Stock otherwise issuable based upon the “Fair Market Value” of the shares on the date of exercise. The minimum number of SARs that may be exercised at any time is the lesser of (a) Ten Thousand (10,000) SARs or (b) the number of SARs then owned by the Holder. The SARs shall not be represented by separate certificates, but shall be contract rights hereunder evidenced by a book-entry system maintained by the Company.

2. Fair Market Value. For purposes of this Agreement, the “Fair Market Value” of the Common Stock shall mean the average “Closing Sales Price” of the Common Stock over the last thirty (30) trading days immediately preceding the applicable determination date. The “Closing Sale Price” of Common Stock on any date means the average of the high and low sale price per share of the Common Stock on such date on the Nasdaq Global Market or such other U.S. securities exchange or other market on which the Common Stock is listed for trading on such date, which constitutes the principal U.S. securities market for the Common Stock.

3. Specified Term; Exercise.

(a) Subject to the terms and conditions of this Agreement, the SARs shall be exercisable, in whole or in part, at any time and from time to time from and after the date of grant until the close of business on the Expiration Date. The “Expiration Date” shall be the day which is 180 days after the first anniversary of the date hereof, provided that if such day is not a business day, the Expiration Date shall be the first business day thereafter, subject to Section 4(b). All rights with respect to any unexercised SARs shall expire, and the SARs shall become null and void at the close of business on the Expiration Date.

(b) In order to exercise the SARs in whole or in part, the Holder shall complete the “Notice of Intention to Exercise SARs” attached hereto (the “Notice Form”), and deliver the completed Notice Form to the Legal Department of the Company at the Company’s office located at 4601 College Boulevard, Suite 300, Leawood, Kansas 66211 (or such other office or agency of the Company as the Company may designate by notice in writing to the Holder).

(c) As soon as practicable after exercise of SARs, the Company shall cause to be issued and delivered to the Holder (i) a certificate or certificates representing the aggregate number of shares of Common Stock issuable upon exercise of such SARs, all of which shares shall be duly authorized and validly issued, fully paid and nonassessable, (b) cash in lieu of any fractional share and (c) any other securities or property (including cash) to which such Holder may be entitled upon such exercise pursuant to the terms of this Agreement. Each stock certificate representing shares of Common Stock so issued and delivered shall be registered in the name of the Holder.

4. Certain Adjustments.

(a) In the event of any extraordinary dividend or any change in the outstanding shares of capital stock or the capital structure of the Company by reason of any stock dividend, stock split or reverse stock split, exchange of shares, recapitalization or reclassification of its capital stock, or any similar change affecting the Company’s outstanding shares of capital stock or capital structure, or any merger, consolidation or other business combination involving the Company (except as provided in subsection (b)), the Company shall make appropriate and equitable adjustments to the aggregate number and kind of shares which thereafter may be issued under this Agreement under the Nasdaq Cap, the number and kind of shares or other property (including cash) to be issued upon exercise of an outstanding SAR granted under this Agreement, the number of shares constituting the Initial Shares (and SARs associated therewith) and the Initial Fair Market Value per share for any Initial Share.

(b) In the event of a merger, consolidation or other business combination in which the stockholders of the Company immediately prior to the merger, consolidation or other business combination will own less than 50% of the outstanding voting power of the outstanding equity interests of the surviving entity or its parent or in the event of any transaction or series of related transactions that results in the acquisition of all or substantially all of the Company’s outstanding Common Stock by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of all or substantially all of the Company’s assets (all of the foregoing being referred to as “Acquisition Events”), then the Company may, in its sole discretion, terminate all outstanding SARs, effective as of the date of the Acquisition Event, by delivering notice of termination to Holder at least thirty (30) days prior to the date of consummation of the Acquisition Event; provided, that during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, the Holder shall have the right to exercise in full, subject to the limitations in Section 1, all of the SARs that are then outstanding as of the date immediately preceding the date of the Acquisition Event, which exercise may be contingent on the occurrence of the Acquisition Event, and further provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise shall be null and void. In the event of an Acquisition Event, the Expiration Date shall be the earlier of the date of the Acquisition Event or the date specified in Section 3(a).

5. Compliance with Securities Laws.

(a) The Holder represents and warrants that the Holder is acquiring the SARs for the Holder’s own account and for the purpose of investment and not with a view to the sale or distribution thereof. The Holder understands that the SARs and the shares of Common Stock that may be issued upon exercise of the SARs will not have been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws and that the SARs and the shares of Common Stock issuable upon exercise of the SARs must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act and applicable state securities laws or is exempt from registration as provided herein.

(b) The Holder represents, covenants, and agrees that the Holder will not assign its rights hereunder or sell or otherwise dispose of the SARs or of the shares issuable upon exercise of the SARs in the absence of (i) registration under the Securities Act and applicable state securities laws or (ii) a written opinion of counsel, reasonably satisfactory to the Company, to the effect that no registration is required for such assignment and disposition. The certificates representing the shares of Common Stock issuable upon exercise of the SARs shall have stamped or imprinted thereon or affixed thereto a legend to the following effect:

The securities represented by this certificate have not been registered under the Securities Act of 1933 or any state securities laws and may not be transferred except pursuant to an effective registration statement or in accordance with a written opinion of counsel, reasonably satisfactory to the Company, to the effect that such transfer is exempt from registration under applicable federal and state securities laws.

(c) The Company agrees that it will comply with the provisions of Section 1.7 of the Stock Purchase Agreement relating to the registration of the resale of the shares of Common Stock issuable upon exercise of the SARs. The Parties acknowledge and agree that the Company has no obligation to register the resale of the SARs.

6. Reservation of Shares. During the period from the date hereof through the Expiration Date, the Company shall at all times reserve and keep available from its authorized but unissued or treasury shares such number of shares of its Common Stock as shall be issuable upon exercise of the SARs.

7. Notices. Any notice or other document required or permitted to be given or delivered to the Holder shall be delivered by hand or by reputable express courier or sent by certified or registered mail to, the Holder at the last address shown on the books of the Company maintained for the registry and transfer of the SARs.

8. No Rights as Stockholder. A Holder shall not be deemed to be the holder of, or to have any of the rights of a holder of Common Stock with respect to, any shares of Common Stock issuable upon exercise of the SARs until such shares are issued.

9. Withholding. The settlement of SARs shall be subject to any required withholding under applicable federal, state, local or foreign tax laws, and the amount of such withholding shall be the responsibility of the Holder.

10. Amendments. The provisions of this Agreement may not be amended, supplemented, waived or changed orally, except by a writing signed by the Party as to whom enforcement of any such amendment, supplement, waiver or modification is sought and making specific reference to this Agreement.

11. Further Assurances. The Parties hereby agree from time to time to execute and deliver such further and other transfers, assignments and documents and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intentions of this Agreement.

12. Binding Effect. All of the terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns.

13. Governing Law. This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without regard to principles of conflicts of laws.

14. Non-Compensatory SARs. None of the SARs which may be granted under this Agreement is compensatory in nature or is intended to constitute part of a “Nonqualified deferred compensation plan” under Section 409A of the Internal Revenue Code.

15. Assignment.

(a) The Holder, and each indirect or indirect transferee (collectively, the “Transferor”), may not assign its rights under this Agreement, in whole or in part, or transfer the SARs associated herewith (collectively, a “Transfer”) without the prior written consent of the Company, except upon compliance with the following provisions:

(i) The Transferor shall concurrently Transfer to the transferee a number of Contingent Value Rights (“CVRs”), which CVRs were originally granted to the Transferor pursuant to the Contingent Value Rights Agreement of even date herewith, that is equal to the number of SARs transferred. Any Transfer hereunder may be made only for cash or cash equivalents.

(ii) Prior to any Transfer, the Transferor shall deliver to the Company a written notice (by written notice to the Chief Financial Officer of the Company with a copy to the Legal Department at the Company’s principal office) which shall set forth (A) a description of the intended transferee, which need not be a specific identification, (B) the amount and form of consideration to be received in exchange for the SARs and CVRs, (C) the intended manner of Transfer, and (D) any other terms and conditions of the proposed Transfer (“Disposition Notice”), together with a copy of any written agreement, letter of intent, form of offer or similar document relating to the proposed Transfer (but with redactions of the identity of the intended transferee, in the Transferor’s discretion). The Transferor shall also promptly provide such further information with respect to the Transfer as is reasonably requested by the Company. The date as of which the Company has received the Disposition Notice and the other documents and information required hereunder is referred to as the “Notice Date”.

(iii) Upon receipt of the Disposition Notice, the Company shall have the right and option (“Purchase Option”) to purchase all, but not less than all, of the SARs and CVRs subject to the Disposition Notice for cash. The Company may exercise such Purchase Option at any time by giving the Transferor written notice of exercise prior to the close of business on the second business day following the Notice Date (“Option Expiration Date”). Upon exercise of the Purchase Option, the Company and the Transferor shall be legally obligated to consummate the purchase and sale of the SARs and CVRs upon the terms and conditions of this Agreement. If the Company does not exercise the Purchase Option prior to the close of business on the Option Expiration Date, the Purchase Option shall expire at such time. The purchase price payable by the Company for the SARs and CVRs shall be the consideration for the SARs and CVRs set forth in the Disposition Notice.

(iv) The closing of any purchase of SARs or CVRs by the Company (“Closing”) under this Section shall take place at 10:00 a.m. local time, on the date ten (10) business days after the giving of the Disposition Notice to the Company, at the principal office of the Company, unless otherwise agreed to in writing by the Company and the Transferor. At the Closing, the Company shall pay the purchase price by wire transfer of immediately available funds and the Company and Holder shall sign appropriate agreements amending or terminating this Agreement and the Contingent Value Rights Agreement between the parties relating to termination of the respective SARs and CVRs.

(v) If the Company does not exercise the Purchase Option prior to the close of business on the Option Expiration Date, the Transferor shall be free, for a period of ten (10) days after the Option Expiration Date, to make the Transfer of the SARs and CVRs, at the price and on the terms specified in the Disposition Notice, to the person or persons listed in the Disposition Notice. If the Transferor shall fail to so Transfer such SARs and CVRs within such ten (10) day period, the Transferor may not Transfer such SARs and CVRs without giving a new Disposition Notice and again complying with the terms of this Section. The Holder shall promptly give the Company notice of the name and valid contact information for Transferee.

(b) A Transfer under this Section shall not be effective, and shall be void and of no effect, unless the transferee shall agree in writing to be fully bound by all of the terms and provisions of this Agreement and the Contingent Value Rights Agreement entered into with the Holder on the date hereof. Upon any Transfer in accordance with the terms of this Agreement, the transferee shall be the “Holder” for purposes of this Agreement, and shall have all of the rights and obligations of the Holder hereunder.

16. Entire Agreement. This Agreement represents the entire understanding and agreement among the parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings and representations (if any) made by and among such parties.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the day and year first above written.

EURONET WORLDWIDE, INC.

By:
Its:

HOLDER:

By:	/S/ FRED KUNIK
Its:	FRED KUNIK, TRUSTEE

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the day and year first above written.

EURONET WORLDWIDE, INC.

By:	/S/ MICHAEL BROWN
Its:

HOLDER:

By:
Its:

NOTICE OF INTENTION TO EXERCISE SARS

The undersigned hereby notifies Euronet Worldwide, Inc. that the undersigned has elected to exercise                      SARs relating to the same number of shares of Common Stock of Euronet Worldwide, Inc.

The undersigned’s Social Security Number or Federal Employers Identification Number is                                 .

Date:

HOLDER:

By:
Its:

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